June 13, 2010

Dear Mr. Makrides and Mr. Cintrownoicz:

I write to you and to Moshe because of my concerns about the recent failures regarding the generator/power source for the Seal-N-Cut product that we have been working so diligently on for the past three years. The failures of engineering within Bovie as to the generator have never been clearer. The risk to the Company and to my own interests with respect to my invention and its ultimate marketing are also evident. As you know, I am entitled to a royalty on the sale of the product once it is brought to market. It is my position that the delays in the bringing of the product to market and its receipt of a 510K designation have been almost entirely based upon an inability of Bovie to construct a generator as a power source that was consistent and would meet requirements for safety for use in hospital settings.

On repeated occasions Moshe has promised me that his brother and their team are sufficiently skilled to develop the generator for our purposes. While I respect Moshe's defense of his brother, it is clear that his efforts, while well meaning, have fallen far short of the mark.

Recently, when the Company announced that it was submitting a 510K concerning vessel sealing technology, the stock prices of Bovie jumped into the $8.00 region. As of last week, because of poor performance in the Company overall, the stock has hovered in the $3.50 range. The news of the failed test in Minnesota from two weeks ago would be devastating to the stock of the Company. I report this not as threat. Rather, I report it as a matter of fact. Such information would also impact me since I am a shareholder in the Company although I am not able, at this time to sell my stock because of restrictions that have not been waived by the Board of Directors. You may recall that my attorney, Mr. Cohen, had contacted the attorney for Bovie to review the methods by which the restrictions on the stock could be withdrawn. Then, I would have the ability to do some estate planning for my family by disseminating the stock and transferring it either into a trust or in liquidating portions of it for purposes of my extended family.

As an aside, I am aware of memoranda from the Board committee concerning my intellectual property. It is my understanding that Bovie wishes to enter into discussions that would resolve all open issues between me and the company. I believe that the language used was that the intellectual property would be part of negotiated terms that would comprehensively and conclusively resolve my relationship with Bovie rather than deal with matters on a piecemeal basis.

It is clear that my interests are those of Bovie's from a financial standpoint. However, I cannot sit idly by and watch this pending disaster. If the power source is not taken care of, urgent preparations for production are not conducted, the product will never make it in the market. It is my expectation that the analysts that received the Company's announcement regarding the 510K will be looking at their mail boxes to determine when the 510K is issued. It is their job to report to their managers the viability of Bovie as a stock for their customers. If we do not meet the deadline that was implied in the announcement by the Company, the stock price of Bovie will tank. That is a potential that I cannot afford.

It is my position that the current team in place with respect to engineering cannot react to this crisis in an appropriate fashion. Given the opportunity to do so, I feel confident that I could secure proper engineering for the creation of a generator and the maintenance of a legitimate, dependable and safe power source within the time frame necessary to bring this to the FDA for the issuance of a 510K in accordance with our schedule.

Absent my involvement in that, I believe that my interests in the Company will be greatly impaired and that the chances I have for recovering fees for the product that is licensed to you pursuant to my employment agreement will be dashed. I will not let that happen. Unless I hear from you within the next 14 days of a position allowing me to be involved and to direct the creation of the power source and completion of the hand piece issues, in conjunction with my existing invention, I will take steps on a legal basis to vindicate my rights and ask for a rescission of the contract through legal means. Such an action would include the return of all of my intellectual property as well as compensation for the loss of monies I could reasonably have expected to receive had my work been properly developed and supported by Bovie.

I recognize that taking legal action at this time might put the Company at risk because of attendant publicity. I would prefer not to do this as I would then lose the ability to control the outcome of events. Nobody wins in a lawsuit even if I were to prevail in court. The Company would be impacted and that is not my intent. However, I can no longer sit back and do nothing. I have notified Mr. Keen of this position because I understand him now to be an employee of Bovie and a member of the general counsel's office with responsibilities to the Board. Should this not be communicated to the Board, it will be at your discretion. However, should it be required to be reported to the Board, I presume that Mr. Keen would so advise them, as it is part of his fiduciary obligation. I await your prompt response.

Very truly yours,

Steve Livneh

cc:           Mr. Keen